SEC 03013038 COMMISSION 49

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-49541

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P. Schoenfeld Asset Management LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 Avenue of the Americas, 34th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frank Argenziano **(212) 649- 9511**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SEC MAIL PROCESSING RECEIVED MAR 04 2003

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Peter M Schoenfeld, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of P. Schoenfeld Asset Management LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

FRANK ARGENZIANO
NOTARY PUBLIC, State of New York
No. 24-01AR4524443
Qualified in Nassau County
Commission Expires February 28, 2003

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (p) Supplemental Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

P. Schoenfeld Asset Management LLC
(A Limited Liability Company)

December 31, 2002
with Report of Independent Auditors

P. Schoenfeld Asset Management LLC
(A Limited Liability Company)

Consolidated Statement of Financial Condition

December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Members of
P. Schoenfeld Asset Management LLC

We have audited the accompanying consolidated statement of financial condition of P. Schoenfeld Asset Management LLC, (a Limited Liability Company), (the "Company") as of December 31, 2002. This consolidated statement of financial condition is the responsibility of the management of the Company. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of P. Schoenfeld Asset Management LLC at December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 14, 2003

P. Schoenfeld Asset Management LLC
(A Limited Liability Company)

Consolidated Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 3,104,439
Investments, at fair value	206,387
Fees receivable	512,137
Due from clearing broker	22,264
Due from investment companies	618,318
Fixed assets (net of accumulated depreciation of $ 105,863)	109,819
Prepaid expenses	251,057
Other assets	185,201
Total assets	$ 5,009,622
Liabilities and members' equity	
Liabilities:	
Accounts payable and accrued expenses	$ 577,498
Compensation payable	497,412
Referral fees payable	185,617
Note payable	125,000
Total liabilities	1,385,527
Members' equity	3,624,095
Total liabilities and members' equity	$ 5,009,622

The accompanying notes are an integral part of these financial statements.

P. Schoenfeld Asset Management LLC
(A Limited Liability Company)

Notes to Consolidated Statement of Financial Condition

December 31, 2002

1. Business and Organization

P. Schoenfeld Asset Management LLC, a New York limited liability company (the "Company"), was organized on May 23, 1996 and commenced operations on December 13, 1996. Its members consist of a managing member and members. The Company will terminate when its term expires on December 31, 2099. The Company is a registered investment advisor under the Investment Advisors Act of 1940 (the "Advisors Act"), and as such, provides investment advisory services, as defined in the Advisors Act, to various clients.

The Company is also a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. The Company introduces securities transactions on behalf of its investment advisory clients on a fully-disclosed basis.

The consolidated financial statements include the accounts of the Company and its wholly-owned entity, P. Schoenfeld Asset Management Limited ("Limited") (collectively "PSAM"). The principal activity of Limited is to provide the Company with general research services related to global event arbitrage situations.

2. Significant Accounting Policies

Consolidation

The Company consolidates all subsidiaries in which its percentage of ownership exceeds 50% and it exercises management control. All material intercompany accounts and transactions have been eliminated in consolidation. In the prior year, the Company recorded its investment in Limited on the equity method of accounting.

Investment Advisory and Incentive Fees

In accordance with each client's specific agreement, the Company receives compensation for investment advisory services rendered to its clients based on a percentage of the average net asset value of their account ("Advisory Fee"). Primarily, clients are billed quarterly or monthly for services rendered in the preceding period.

In accordance with certain client's specific agreement, the Company also receives as compensation, a percentage of the net gain, as defined, attributable to those client's accounts (the "Incentive Fee"). The Incentive Fee is structured to comply with Rule 205-3 under the Advisors Act, as amended.

2. Significant Accounting Policies (continued)

Commissions

Commissions receivable related to securities transactions are recorded on a trade date basis and are included in due from clearing broker in the consolidated statement of financial condition.

Income Taxes

The consolidated financial statements do not give consideration to U.S. Federal and state income taxes as they are the obligations of the individual members of the Company. Unincorporated Business Taxes are imposed on the Company by the local jurisdiction. United Kingdom income taxes are imposed by the local jurisdictions on the earnings of Limited.

Cash and cash equivalents

PSAM considers cash and cash equivalents to be highly liquid investments with original maturities of 3 months or less and mutual money market funds which maintain a net asset value of $1.

Investments

Investments consist of a certificate of deposit at cost plus accrued interest, which approximates fair value, and stock and warrants of $125,000 and $81,388, respectively. The stock is valued at the last sales price as of the last business day of the year. The warrants are valued at fair value which is based on pricing models that consider the time value of money, volatility, and the current market and contractual price of the underlying financial instrument.

Use of Estimates

The consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Management believes that estimates utilized in preparing its consolidated statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Translation of Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the applicable year-end exchange rate.

Depreciation

Property and equipment is depreciated on a straight-line basis over the estimated useful life of the asset.

3. Due from Clearing Broker

The Company introduces its customers to a clearing broker, a major financial institution, with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. The Company's clearing broker is exposed to risk of loss in the event the customer fails to satisfy its obligation. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. As of December 31, 2002, no such risk of loss existed and the due from clearing broker represents commissions receivable.

4. Referral Fees

Pursuant to the terms and provisions of an agreement (the "Agreement") between the Company and a major financial institution dated September 24, 1996, the Company shares with the major financial institution, certain management and incentive fees derived from certain managed accounts specifically defined in the Agreement.

5. Concentration of Credit Risk

At December 31, 2002, PSAM has cash and cash equivalents with two major financial institutions. As of December 31, 2002 cash equivalents amounted to $2,425,732.

6. Related Party Transactions

The Company renders investment advisory services to various Limited Partnerships and various Limited Liability Companies herein referred to as the "Partnerships". Per a sub-advisory agreement with P. Schoenfeld Asset Management International LLC, a limited liability company, the Company renders investments advisory services to various offshore funds (the "Funds"). The Partnerships and the Funds herein are referred to as the "Pooled Entities".

6. Related Party Transactions (continued)

The general partners of the Partnerships are limited liability companies whose managing member is also the managing member of the Company. As compensation for its services to the Pooled Entities, the Company receives an Advisory Fee.

The Company was reimbursed for professional fees in regard to investment research that it incurred on the behalf of the Pooled Entities. At December 31, 2002, professional fees of $89,038 is included in due from investment companies in the consolidated statement of financial condition.

The Company also acts as the primary broker for the Pooled Entities in connection with their securities activities.

At December 31, 2002, $529,280 included in due from investment companies in the consolidated statement of financial condition, represents monies advanced to affiliated entities.

On a monthly basis, the Company rents various office equipment and furniture from an affiliated entity.

7. Commitments

PSAM is committed under two operating leases for office space, which expire in October 2006 and September 2010, respectively. Future minimum payments required are as follows:

	Lease Amount
Year:	
2003	$ 564,027
2004	564,027
2005	564,027
2006	496,827
2007 and thereafter	603,102
Total future minimum payments	$ 2,792,010

One of these leases requires PSAM to pay utilities, taxes and maintenance expenses. As of December 31, 2002, PSAM also has a lease deposit requirements of approximately $121,600, which was provided for on behalf of the Company by a related entity. As of December 31, 2002, PSAM provided another lease deposit requirement of approximately $74,000.

8. Note Payable

The note payable bears interest at 3.19% and is payable in monthly installments through September 2003. The certificate of deposit has been pledged to secure the note.

9. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, (the "Rule") which requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. As of December 31, 2002, the Company had net capital of $ 1,487,795, which was $ 1,374,623 in excess of the required net capital of $ 113,172. The ratio of aggregate indebtedness to net capital was 1.14 to 1. Certain advances, distributions and other equity withdrawals are subject to certain notification and restriction provisions of the Rule.

Limited, a U.K. entity, is subject to regulatory requirements of the Financial Services Authority, a self-regulating organization, which assumed the regulatory duties of the Investment Management Regulatory Organisation under the Financial Services and Market Act of 2000.

10. Fixed Assets

Fixed assets consist of the following:

	2002
Property and equipment	$215,682
Less accumulated depreciation	(105,863)
Fixed assets, net	$109,819

P. Schoenfeld Asset Management LLC
(A Limited Liability Company)

Notes to Consolidated Statement of Financial Condition (continued)

11. Consolidated Subsidiary

The following is a summary of certain financial information of the Company consolidated subsidiary:

	Limited
Total assets	$982,102
Stockholder's equity	744,214

The $744,214 of stockholder's equity of Limited is not included as capital in a computation of the Company's net capital. At December 31, 2002, Limited had a payable to the Company in the amount of $122, 812 and receivable from the Company of $765,055. Limited's total assets consist of this receivable, fixed assets, cash, prepaid and other assets. Limited's liability primarily consist of accounts payable and accrued expenses.

12. Retirement Plan

The Company has a defined contribution 401(k) plan (the "Plan") covering substantially all of its employees. Only full time employees are eligible to participate in the Plan. In accordance with the Plan agreement the Company may make a matching and/or discretionary contribution each year.